SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 13D/A

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 2)*

                         PACER TECHNOLOGY
                         (Name of Issuer)

                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)

                            693905101
                          (CUSIP Number)

                        WILLIAM B. MASTERS
                     JONES, WALKER, WAECHTER,
               POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                      201 ST. CHARLES AVENUE
                       NEW ORLEANS, LA 70170
                          (504) 582-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          APRIL 14, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  693905101

     1)   Names of Reporting Persons...................   Talisman Capital Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only).....

     2)   Check  the  Appropriate  Box   if   a  Member  of  a  Group  (See
          Instructions)
          (a).....................................................        _____
          (b).....................................................        _____

     3)   SEC Use Only............................................

     4)   Source of Funds (See Instructions)......................          OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................        _____

     6)   Citizenship or Place of Organization.......... British Virgin Islands


 Number of     (7)  Sole Voting Power.............................            0
  Shares
Bene-
 ficially      (8)  Shared Voting Power...........................
 Owned by                                                                     0
   Each
Reporting      (9)  Sole Dispositive Power........................
  Person                                                                      0
   With
               (10)  Shared Dispositive Power.....................            0


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................            0

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..............       ______

     13)  Percent of Class Represented by Amount
          in Row 11...............................................        0.00%

     14)  Type of Reporting Person (See Instructions).............          CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons..................    Talisman Capital Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).....................................................        _____
          (b).....................................................        _____

     3)   SEC Use Only............................................

     4)   Source of Funds (See Instructions)......................          OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................        _____

     6)   Citizenship or Place of Organization....................     Delaware

 Number of     (7)  Sole Voting Power
  Shares                                                                      0
Bene-
 ficially      (8)  Shared Voting Power                                    0(1)
 Owned by
Each
Reporting      (9)  Sole Dispositive Power                                    0
  Person
   With
               (10)  Shared Dispositive Power                              0(1)


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................         0(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..............       ______

     13)  Percent of Class Represented by Amount
          in Row 11...............................................        0.00%

     14)  Type of Reporting Person (See Instructions).............          CO


CUSIP No.:  693905101

     1)   Names of Reporting Persons..................       Geoffrey Tirman(2)
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).....................................................       _____
          (b).....................................................       _____

     3)   SEC Use Only............................................

     4)   Source of Funds (See Instructions)......................         OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................       _____

     6)   Citizenship or Place of Organization..................  United States


 Number of     (7)  Sole Voting Power                                         0
  Shares
Bene-                                                                      0(2)
 ficially      (8)  Shared Voting Power
 Owned by
Each
Reporting      (9)  Sole Dispositive Power                                    0
  Person
   With
               (10)  Shared Dispositive Power                              0(2)


11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person..............................................        0(2)

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)....................      ______

13)  Percent of Class Represented by Amount
     in Row 11.....................................................          0%

14)  Type of Reporting Person (See Instructions)...................         IN



(1)  Solely in its capacity as the investment manager of Talisman Capital
Ltd.
(2)  Solely in his capacity as the sole stockholder of Talisman Capital
Inc.

           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D (the "Statement") filed by Talisman Capital Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"), Talisman Capital Inc., a Delaware corporation (the "Investment Manager"), and Geoffrey Tirman (together with Talisman and the Investment Manager, the "Reporting Persons") as an amendment to the initial Statement on Schedule 13D relating to shares of common stock, no par value (the "Common Stock"), of Pacer Technology (the "Issuer") as filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999 (as amended, the "Statement"), and as amended by Amendment No. 1 filed with the Commission on April 12, 1999. The Statement is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented and amended in its entirety to read as follows:

     The Reporting Persons have sold all of the shares of Common Stock beneficially owned by the Reporting Persons. None of the Reporting Persons has a present plan or proposal that relates to, or would result in, any of the transactions described in subparagraphs (a) through (j) under Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented and amended in its entirety to read as follows:

     The Reporting Persons have sold the shares of Common Stock beneficially owned or that may have been deemed beneficially owned by such Reporting Persons.

     Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

DATE      TRANSACTION    NO. OF SHARES       PRICE/SHARE

2/26/99        Purchase         2,500             $1.249
3/10/99        Purchase        37,500             $1.126
3/12/99        Purchase         5,000             $1.155
3/15/99        Purchase        48,600             $1.155
3/16/99        Purchase        31,100             $1.1428
3/23/99        Purchase        42,400             $1.2739
3/25/99        Purchase        15,000             $1.1550
3/26/99        Purchase         1,000             $1.1550
3/29/99        Purchase        73,000             $1.1274
4/7/99         Purchase        40,500             $1.0400
4/14/99        Sale         1,029,500             $1.135



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 23, 1999                   TALISMAN CAPITAL LTD.



                              By:  TALISMAN CAPITAL INC.

                                   By:  /s/ Geoffrey Tirman
                                      ---------------------------
                                        Name:  Geoffrey Tirman
                                        Title: Chief Executive Officer


                              TALISMAN CAPITAL INC.



                              By:  /s/ Geoffrey Tirman
                                 ------------------------------
                              Name:  Geoffrey Tirman
                              Title: Chief Executive Officer




                              /s/ Geoffrey Tirman
                              ----------------------------
                              GEOFFREY TIRMAN